UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

SCHEDULE 13G


Under the Securities Exchange Act of 1934
(Amendment No. 21)


Centerpoint Energy Inc.
 (Name of Issuer)


Common Stock, No Par
(Title of Class of Securities)


15189T 10 7
(CUSIP Number)

December 31, 2015
(Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule
pursuant to which this Schedule is filed:
 X	Rule 13d-1(b)
	Rule 13d-1(c)
	Rule 13d-1(d)
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CUSIP No. 15189T 10 7


13G

Page    2    of    6    Pages



  1

Name of Reporting Person
S.S. or I.R.S. Identification No. of above person
	Northern Trust Corporation			36-2723087
	The Northern Trust Company			36-1561860
	Northern Trust Investments, N.A.		36-3608252
	Northern Trust Global Investments Ltd	6807764922343A00
	The Northern Trust Company of Delaware		75-3201788
  2

Check the appropriate box if a member of a group

	Not Applicable	(a)	[ ]
		(b)	[ ]


  3

S.E.C. use only


  4

Citizenship or place of organization

	Northern Trust Corporation--a Delaware corporation with principal offices in Chicago, Illinois



Number of shares beneficially owned by each reporting person with

  5
Sole Voting Power

	2,073,946

  6
Shared Voting Power

	21,367,067

  7
Sole Dispositive Power

	3,170,898

  8
Shared Dispositive Power

	1,816,268

  9

Aggregate amount beneficially owned by each reporting person

	23,467,252

10

Check box if the aggregate amount in Row (9) excludes certain shares.


	Not Applicable

11

Percent of class represented by amount in Row 9

	5.45


12

Type of reporting person


	Northern Trust Corporation  HC
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SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

SCHEDULE 13G UNDER THE SECURITIES EXCHANGE ACT OF 1934

Check the following box if a fee is being paid with statement [ ].

1.	(a)	Centerpoint Energy Inc
		(Name of Issuer)

	(b)	1111 Louisiana St., Houston, Texas 77002
		(Address of Issuer's Principal Executive Office)

2.	(a)	Northern Trust Corporation
		(Name of Person Filing)

	(b)	50 South LaSalle Street, Chicago, Illinois 60603
		(Address of Person Filing)

	(c)	U.S. (Delaware Corporation)
		(Citizenship)

	(d)	Common Stock, No Par
		(Title of Class of Securities)

	(e)	15189T 10 7
		(CUSIP Number)

3. This statement is being filed by Northern Trust Corporation as a Parent Holding Company in accordance with S240.13d-1(b) (1) (ii) (G).

4.	(a)	       23,467,252
		(Amount Beneficially Owned)

	(b)	          5.45
		(Percent of Class)

	(c)	Number of shares as to which such person has:

		(i)	          2,073,946
			(Sole Power to Vote .or to Direct the Vote)

		(ii)	         21,367,067
			(Shared Power to Vote or to Direct the Vote)

		(iii)	          3,170,898
			(Sole Power to Dispose or Direct Disposition)

		(iv)	          1,816,268
			(Shared Power to Dispose or Direct Disposition)




5.	If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: [ ]

6.	Statement regarding ownership of 5 percent or more on behalf of another person:


7.	Parent Holding Company reporting on behalf of the following subsidiaries, all of which are banks as defined in Section 3(a) (6) of the Act:

	The Northern Trust Company
	50 South LaSalle Street
	Chicago, IL  60603

	Northern Trust Investments, Inc
	50 South LaSalle Street
	Chicago, IL  60603

	Northern Trust Global Investments Ltd
	50 Bank Street, Canary Wharf, London E14 5NT, UK

	The Northern Trust Company of Delaware
	1201 North Market Street, Suite 1202
	Wilmington, Delaware  19801

8.	Identification and Classification of Members of the Group.

Not Applicable.

9.	Notice of Dissolution of Group.

Not Applicable.

10.	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.





	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


								NORTHERN TRUST CORPORATION

								_________________________________
								By:  Robert P Browne
		DATED:  02-08-2016				Title: Executive Vice President

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EXHIBIT TO SCHEDULE 13G AMENDMENT
FILED BY NORTHERN TRUST CORPORATION

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549-1004
Attention: Filing Desk, Stop 1-4
RE:  Centerpoint Energy, Inc.

	Pursuant to the requirement of 240.13d-1(k) (1) (iii), this exhibit shall constitute our written agreement that the Schedule 13G to which this exhibit is attached is filed on behalf of Northern Trust Corporation and of its subsidiary(ies), as stated below, regarding our respective beneficial ownership in the above-captioned equity security.
							NORTHERN TRUST CORPORATION

							_________________________________
							By:  Robert P Browne
				DATED:  02-08-2016	Title:Executive Vice President


THE NORTHERN TRUST COMPANY
NORTHERN TRUST INVESTMENTS, INC
NORTHERN TRUST GLOBAL INVESTMENTS LTD
THE NORTHERN TRUST COMPANY OF DELAWARE

________________________________________
By: Robert P Browne
Title:    Executive Vice President